Exhibit 99.9
SCHEDULE OF TRANSACTIONS

The following table sets forth all transactions in the shares of Common Stock effected by the Reporting Persons during the past 60 days. All such transactions were effected in the open market through a broker.

Reporting Person	Title of Security	Date of Transaction	Nature of Transaction	Quantity	Price
Opportunities Fund	Common Stock	09/29/2025	Sell	291,000	$51.6696(1)
Opportunities Fund	Common Stock	10/15/2025	Sell	55,018	$56.7955(2)
Opportunities Fund	Common Stock	10/15/2025	Sell	28,897	$57.1301(3)

(1) This transaction was executed in multiple trades at prices ranging from $51.625 to $51.9306, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the range set forth herein.

(2) This transaction was executed in multiple trades at prices ranging from $56.0633 to $57.06, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the range set forth herein.

(3) This transaction was executed in multiple trades at prices ranging from $57.07 to $57.275, inclusive. The price reported above reflects the weighted average sale price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price within the range set forth herein.